THRUST ENERGY CORP.
                                                         807-1050 Burrard Street
                                                        Vancouver, B.C.  V6Z 2S3
                                                             Tel: (604) 319-0488
                                                             Fax: (604) 687-3253


                                                                  April 12, 2006


VIA  EDGAR  AND  FACSIMILE

Larry  Spirgel
Assistant  Director
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re:     THRUST  ENERGY  CORP.
     FORM  SB-2
     FILED  JANUARY  9,  2006
     COMMISSION  FILE  NO.  333-130922

Dear  Mr.  Spirgel:

     We hereby respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 19 at 4:30 p.m. (Eastern Time) or as soon as practicable thereafter.

     We acknowledge that if the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing.

     We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, will not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     We further acknowledge that the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours  very  truly,



/s/ Thomas Mills
Thomas  Mills
President  &  CEO